Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

          The following slides were used in a presentation to employees of The Gillette Company:

  On January 28, 2005, Procter & Gamble signed an agreement to acquire Gillette

o    Every Gillette share will be converted into .975 of a P&G share
o    Transaction expected to close in 4 to 9 months
o    Needs Shareholder and Regulatory approval
o    The organizational structure that emerges will be announced at or after Change-in-Control...not sooner

1 + 1 = 3 THE BEST CONSUMER PRODUCTS COMPANY IN THE WORLD

Gillette and P&G

Strength + Strength =

Success!!

 Why Will It Be The Best Consumer Products Company in the World?
o  Two great organizations:
   -  complementary strengths
   -  similar in cultures
   -  shared vision
   -  great potential for superior sustainable growth
o High performance operations
o High growth potential for our brands and our people
o Real value creation

 21 "Billion Dollar Brands"
Baby and Family Care
Beauty Care
Fabric and Home Care
Oral Care
Snacks and Beverages
Blades and Razors
Batteries
Small Appliances
Pet Food
Health Care
1  Umbrella Brand; excludes Mach3 sales

 An Unparalleled Portfolio and Consumer Proposition

Combined, the Highest Market Capitalization of Consumer Products Companies
 ... Close to $200 Billion

 2nd Highest Annual Sales of Consumer Products Companies

   ...  Approximately $63 Billion

 Broad and Balanced Geographic Presence
    o  Combined Operations in more than 200 countries and territories
      % of Total Sales
North America     49
Europe            25
Asia              12
Latin America      6
Rest of World      8

Shared Values and Culture
o  Driven by Excellence of Execution
o  Focused on Innovation, Quality and Cost Reduction
o  Committed to Developing People and Upgrading Capabilities
o  Adheres to Highest Ethical Standards

 Why Shouldn't We Go it Alone...
 ...considering we have
    o  Pumped new life into our Company
    o  Reinvigorated our brands
    o  Achieved Record Results for the Sixth Consecutive
       Quarter and Second Consecutive Year
    o  Performance Has Been Great
    o  Set the stage for future success

 Despite Accomplishments and Strong
 Record of Performance ...

 o  Heavily Reliant on a single category, Blade & Razor
    ...representing nearly two-thirds of earnings

 o  Limited scale ... Compared with customers and
    other competitors

 Our Best Course
o  Join with a powerful Global Company that shares
   our values
o  Can Accelerate the Growth of our brands
o  Offers Significant added-value potential for:
       -Shareholders
       -Consumers
       -Customers
       -And Importantly, Employees

 Benefits of a Union with P&G
    o Assures ample resources and highly-developed infrastructure to accelerate brand growth
    o Strengthens our excellent R&D capability
    o Delivers great shareholder value
    o Enhances the growth and development prospects for Gillette Associates
    o Perpetuates our Core Values and Culture

 P&G Has Great Momentum and Strength
    o Four years of turnaround... similar to Gillette
    o Top 16 brands have 8% volume growth for past 3 years
    o Top 10 core categories have 9% volume growth for past 3 years
    o Top 10 developing countries have 13% volume growth for past 3 years

How does this affect you?

   The months ahead will bring
   uncertainty... change... and opportunity

o  Some jobs will be eliminated
   -  Approximately 6,000 (or 4%) out of a combined workforce of 140,000
o  Gillette is a great company, with a great portfolio of brands, products and great people
o  P&G recognizes these strengths
o  While specific integration plans have not yet been created...for most employees there will be broader opportunities
o  A.G. Lafley and Jim Kilts are committed to fielding the "best" possible team from both companies, creating... the best consumer products company in the world

Critical Period Lies Ahead
o  Gillette has continued responsibility to deliver our business plan... and results
o  We must continue with the same degree of focus, determination and professionalism as you have shown in the past
o  You should be proud of your past performance
o  You should also be open to and excited about the future
o  Rumors will be operating at full force
   - Do not believe all you hear, see or read...
     some are accurate, most are not
o  Transition process is under way
o  I'm committed to an open, honest, timely communications process

 Transition Process
    o  Until Closing our focus must be on delivering results
    o  P&G continues to be our competitor
    o  Do not make any contact with P&G
    o  Report any contact made to you by P&G to my OpComm
    o  No sharing of information (verbal, written) without my explicit approval (after JMK and Gillette Legal)
    o  Do not speculate on the future:
       - Organizational
       - Possible regulatory implications
    o  All press inquiries should be directed to Corporate
    Communications (Eric Kraus)

 Transition Process
    o  Contact with P&G will be centralized
    o  A Gillette Integration Steering Committee (ISC) has been formed
       -  JMK's Operating Committee
    o  A Gillette Operating Manager will be named soon
    o  As President, North America, I will be the single point of contact into Gillette ISC
    o  This Steering Committee will report to a combined Gillette/P&G Steering Committee co-chaired by JMK and       Clayton Daly (P&G CFO)
    o  ISC will centralize communication with explicit rules of who talks with whom and when

 My Thoughts
    o  It's an historic time
    o  But I do have very mixed emotions
          -  Saddened by the thought that some of us will lose our jobs
          -  Excited about the enormous potential this acquisition creates
    o  This combination of the "Best in Class" companies with
    similar values, cultures, power brands, products
    and people...will no doubt create unprecedented value for shareholders, consumers, customers and employees

We are joining a tremendous partner to create the world's best consumer products company

 My Role for Now
    o  Continue to lead the team in delivering on our commitments
    o  Represent this team's great talents and record of performance to P&G management
    o  Play a leadership role in the integration and development of the future leadership team and structure
    o  Communicate, communicate, communicate

* * *

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.